Subject to Completion

Preliminary Pricing Supplement dated April 18, 2008

PRICING SUPPLEMENT (To MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006) Pricing Supplement Number:	Filed Pursuant to Rule 424(b)(3) Registration No. 333-132911

                     Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

95% Principal Protected Notes

Linked to the Dow Jones-AIG Commodity IndexSM

due April     , 2012

(the “Notes”)

$10 original public offering price per unit

The Notes:

•

The Notes are designed for investors who are seeking exposure to the Dow Jones–AIG Commodity IndexSM (index symbol “DJAIG”) (the “Index”) and who anticipate that the level of the Index will increase by at least 4.76% from the starting value of the Index on the pricing date to the ending value of the Index determined on the valuation date shortly before the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and must also be willing to risk losing up to $0.50 per unit if the Index depreciates or does not appreciate sufficiently from the pricing date to the Valuation Date.

•	95% principal protection on the maturity date.

•	There will be no payments prior to the maturity date and we cannot redeem the Notes prior to the maturity date.

•	The Notes will not be listed on any securities exchange.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., will be part of a series entitled “Medium-Term Notes, Series C” and will have the CUSIP No. .

•	The settlement date for the Notes is expected to be April , 2008.

Payment on the maturity date:

•	The amount you receive on the maturity date per unit will be based upon the direction of and percentage change in the Index over the term of the Notes. If the Index:

•	is greater than its starting level, you will receive a payment per unit equal to $9.50 plus a supplemental redemption amount equal to 105% of the percentage increase of the Index multiplied by $10; or

•	is less than or equal to its starting level, you will receive $9.50 per unit.

•

The Index must increase by at least 4.76% from the starting value to the ending value in order for you to receive at least the $10 original public offering price per unit at maturity. Your investment may result in a loss of up to 5% per unit if the Index does not increase sufficiently.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page PS-8 of this pricing supplement and beginning on page S-3 of the accompanying MTN prospectus supplement.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

	Per Unit	Total
Public offering price	$10.00	$
Underwriting discount	$.20	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is April     , 2008.

“Dow Jones”, “AIG®” and “Dow Jones–AIG Commodity Index” are service marks of Dow Jones & Company, Inc. and American International Group, Inc. and have been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch and Co., Inc. is an authorized sublicensee. The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, AIG International Inc. or American International Group, Inc. and none of Dow Jones, AIG International Inc. or American International Group, Inc. makes any representation regarding the advisability of investing in the Notes.

Pricing Supplement

SUMMARY INFORMATION—Q&A	PS-3
RISK FACTORS	PS-8
DESCRIPTION OF THE NOTES	PS-13
THE INDEX	PS-19
UNITED STATES FEDERAL INCOME TAXATION	PS-26
ERISA CONSIDERATIONS	PS-30
USE OF PROCEEDS AND HEDGING	PS-31
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-31
EXPERTS	PS-31
INDEX OF CERTAIN DEFINED TERMS	PS-32

Medium-Term Notes, Series C Prospectus Supplement (the “MTN prospectus supplement”)

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock, Depositary Shares and Common Stock Prospectus Supplement (the “general prospectus supplement”)

MERRILL LYNCH & CO., INC	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the 95% Principal Protected Notes Linked to the Dow Jones–AIG Commodity IndexSM due April     , 2012 (the “Notes”). You should carefully read this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes, the Dow Jones–AIG Commodity IndexSM (the “Index”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section in this pricing supplement and the accompanying MTN prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes are expected to mature in April 2012. Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may occur in April or May 2008, the settlement date may occur in April or May 2008 and the maturity date may occur in April or May 2012. Any reference in this pricing supplement to the month in which the settlement date or maturity date will occur is subject to change as specified above.

We cannot redeem the Notes at an earlier date. We will not make any payment on the Notes until the maturity date.

Each unit will represent a single Note with a $10 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks, including the risk of loss of principal. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

Who publishes the Index and what does the Index measure?

The Index was created by AIG International Inc. (“AIGI”) in 1998 and is calculated by Dow Jones & Company, Inc. (“Dow Jones”) in conjunction with AIGI. The Index is designed to be a liquid and diversified benchmark for commodities. The Index is comprised of futures contracts (each, an “Index Component”) on nineteen physical commodities traded on United States futures exchanges, with the exception of aluminum, nickel and zinc which trade on the London Metal Exchange. The relative weightings of the commodities that comprise the Index (the “Index Commodities”) are determined annually. Two-thirds of each weighting is based on five-year average trading volume and one-third of each weighting is based on five-year average annual world production. The component weightings are also subject to several rules designed to ensure diversified commodity exposure. For more information on the Index, please see the section entitled “The Index” in this pricing supplement.

An investment in the Notes does not entitle you to any direct or indirect ownership interest in the Index Components or the Index Commodities.

How has the Index performed historically?

We have included a table and a graph showing the historical month-end closing levels of the Index from January 2003 through March 2008, in the section entitled “The Index —Historical Data on the Index” in this pricing supplement. We have provided this historical information to help you evaluate the performance of the Index in various economic environments; however, past performance of the Index is not necessarily indicative of how the Index will perform in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, for each unit of the Notes that you own, you will receive a cash payment equal to the sum of two amounts: the “Minimum Redemption Amount” and the “Supplemental Redemption Amount”, if any.

The “Minimum Redemption Amount” per unit is $9.50.

The “Supplemental Redemption Amount” per unit will equal:

$10 ×	Participation Rate ×	(	Ending Value – Starting Value	)
Starting Value

provided, however, that in no event will the Supplemental Redemption Amount be less than zero.

The “Starting Value” will equal the closing level of the Index on the Pricing Date, provided that if a Market Disruption Event occurs on that date, the Starting Value will be determined according to the Pricing Date Market Disruption Calculation described herein. The Starting Value will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Ending Value” will equal the closing level of the Index on the fifth scheduled Index Business Day (as defined below) immediately preceding the maturity date (the “Valuation Date”), provided that if a Market Disruption Event occurs on that date, the Ending Value will be determined according to the Market Disruption Calculation as more fully described herein.

The “Participation Rate” will be equal to 105%.

As a result of the foregoing, the Index will need to increase by at least 4.76% from the Starting Value to the Ending Value in order for you to receive an amount on the maturity date greater than or equal to the $10 original public offering price per unit. If the level of the Index does not change or does not increase sufficiently, you will receive less than the $10 original public offering price per unit. In no event, however, will you receive less than $9.50 per unit.

An “Index Business Day” means a day on which the NYSE, the AMEX and the Nasdaq are open for trading and the Index or any successor indices are calculated and published.

For more specific information about the Minimum Redemption Amount and the Supplemental Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but you will receive the Minimum Redemption Amount plus the Supplemental Redemption Amount, if any, on the maturity date. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities and willing to accept the risk of receiving less than the principal amount of their Notes on the maturity date, in exchange for the ability to participate in changes in the level of the Index over the term of the Notes.

Examples

Set forth below are four examples of Supplemental Redemption Amount calculations, assuming a hypothetical Starting Value of 212.742, the closing level of the Index on April 15, 2008, and including the Participation Rate of 105%.

Example 1—The hypothetical Ending Value is 30% greater than the hypothetical Starting Value:

Minimum Redemption Amount: $9.50
Hypothetical Starting Value: 212.742
Hypothetical Ending Value: 276.575
Supplemental Redemption Amount (per unit) = $10 × 105% ×	(276.575 – 212.742)	= $3.15
212.742

Total payment on the maturity date (per unit) = $9.50 + $3.15 = $12.65

Example 2—The hypothetical Ending Value is 2% greater than the hypothetical Starting Value:

Minimum Redemption Amount: $9.50
Hypothetical Starting Value: 212.742
Hypothetical Ending Value: 216.997
Supplemental Redemption Amount (per unit) = $10 × 105% ×	(216.997 – 212.742)	= $0.21
212.742

Total payment on the maturity date (per unit) = $9.50 + $0.21 = $9.71

Example 3—The hypothetical Ending Value is 3% lower than the hypothetical Starting Value:

Minimum Redemption Amount: $9.50
Hypothetical Starting Value: 212.742
Hypothetical Ending Value: 203.360
Supplemental Redemption Amount (per unit) = $10 × 105% ×	(203.360 – 212.742)	= $0.00	(Supplemental Redemption Amount cannot be less than zero)
212.742

Total payment on the maturity date (per unit) = $9.50 + $0.00 = $9.50

Example 4—The hypothetical Ending Value is 30% lower than the hypothetical Starting Value:

Minimum Redemption Amount: $9.50
Hypothetical Starting Value: 212.742
Hypothetical Ending Value: 148.919
Supplement Redemption Amount (per unit) = $10 × 105% ×	(148.919 – 212.742)	= $0.00	(Supplemental Redemption Amount cannot be less than zero)
212.742

Total payment on the maturity date (per unit) = $9.50 + $0.00 = $9.50

What about taxes?

Each year, you will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes, even though you will not receive any payments from us until the maturity date. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a Note. This estimated yield is neither a prediction nor a guarantee of what the actual amount payable on the maturity date will be, or that the actual amount payable on the maturity date will even exceed $9.50 per unit of the Notes. We have determined that this estimated yield will equal     % per annum, compounded semi-annually.

Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you purchase a Note for $10 and hold the Note until the maturity date, you will be required to pay taxes on the following amounts of ordinary income from the Note each year: $             in 2008, $             in 2009, $             in 2010, $             in 2011 and $             in 2012. However, in 2012, the amount of ordinary income that you will be required to pay taxes on from owning each Note may be greater or less than $            , depending upon the amount payable on the maturity date. Also, if the actual amount payable on the maturity date is less than $            , you may have a loss which you could deduct against other income you may have in 2012, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

No. The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the prevailing value of the Index. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, including compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the $10 original public offering price per unit of your Notes if sold before the stated maturity date.

In a situation where there had been no movement in the value of the Index and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the $10 original public offering price per unit. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers of your Notes in the secondary market are unlikely to consider these factors. You should review the section entitled “Risk Factors—In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a trading market is not expected to develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date” in this pricing supplement.

What is the role of MLPF&S?

MLPF&S, our subsidiary, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S currently intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of calculating, among other things, the Starting Value, Ending Value and the Supplemental Redemption Amount, if any (in such capacity, the “Calculation Agent”). Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as Calculation Agent. See “Risk Factors—Potential conflicts of interest could arise”.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis. For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the sections entitled “Where You Can Find More Information” and “Incorporation of Information We File with the SEC” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount on the Notes at maturity. The payment you receive on the maturity date on the Notes will depend on the direction of and percentage change in the Index. If the Ending Value is less than the Starting Value, you will receive only the Minimum Redemption Amount, even if the value of the Index is greater than the Starting Value at certain other points during the term of the Notes. The Ending Value must exceed the Starting Value by at least 4.76% in order for you to receive an amount greater than or equal to the $10 original public offering price per unit at maturity. If the Index has not increased by at least 4.76% above the Starting Value on the Valuation Date, the amount you receive on the maturity date will be less than the $10 original public offering price per unit. In such event, your investment will result in a loss. The amount you receive on the maturity date will, however, never be less than $9.50 per unit.

Your yield, which could be negative, may be lower than the yield on other debt securities of comparable maturity

The yield that you receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

You must rely on your own evaluation of the merits of an investment linked to the Index

In the ordinary course of their businesses, our affiliates may express views on expected movements in the Index or in the Index Components and these views may be communicated to clients who participate in commodities futures exchanges. However, such views are subject to change from time to time. Moreover, other professionals who deal in markets related to the Index may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning the Index or the Index Components from multiple sources and should not rely on the views expressed by our affiliates.

Ownership of the Notes will not entitle you to any rights with respect to any of the Index Components or Index Commodities, and your return will not reflect the return of owning the Index Components or Index Commodities

You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, any of the Index Components or Index Commodities. ML&Co. will not invest in any of the Index Components or Index Commodities on behalf or for the benefit of holders of the Notes. Your return on the Notes will not reflect the return you would realize if you actually owned the Index Components or Index Commodities. The Notes are not futures contracts and are not regulated as exchange-traded futures contracts.

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although MLPF&S, our affiliate, has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities. If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the $10 original public offering price per unit. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the level of the Index and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction may be lower than the $10 original public offering price per unit. This is due to, among other things, the fact that the original offering price included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

The Notes are not regulated by the CFTC

Unlike an investment in the Notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (the “CFTC”) as a “commodity pool operator” (a “CPO”). Because the Notes are not interests in a commodity pool, the Notes will not be regulated by the CFTC as a commodity pool, ML&Co. will not be registered with the CFTC as a CPO and you will not benefit from the CFTC’s or any non-United States regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools. The Notes do not constitute investments by you or by ML&Co. on your behalf in futures contracts traded on regulated futures exchanges, which may only be transacted through a person registered with the CFTC as a “futures commission merchant” (“FCM”). ML&Co. is not registered with the CFTC as an FCM and you will not benefit from the CFTC’s or any other non-United States regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered FCM.

The Index is a rolling index

The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts have a set expiration date and normally specify a certain date for delivery of the underlying physical commodity. In the case of the Index, as the exchange-traded futures contracts that comprise the Index approach the month before expiration, they are replaced by contracts that have a later expiration. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation”, where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the nearer delivery month contract would take place at a price that is higher than the price of the distant delivery month contract, thereby creating a positive “roll yield”. There is no indication that these markets will consistently be in backwardation or that there will be roll yield in future performance. Instead, these markets may trade in “contango.” Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Certain of the commodities included in the Index have historically traded in contango markets. These “roll yields” could affect the level of the Index and the value of the Notes.

Trading in the Index Components can be volatile based on a number of factors that we cannot control

Trading in the Index Components is speculative and can be extremely volatile. Market prices of the Index Components may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments; and changes in interest rates. These factors may affect the level of the Index and the value of the Notes in varying ways, and different factors may cause the value of the Index Components, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

Suspension or disruptions of market trading in the commodity and related futures markets, or in the Index, may adversely affect the value of the Notes

The commodity markets are subject to disruptions due to various factors, including the lack of liquidity in the markets and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. There can be no assurance that any such disruption or any other force majeure (such as an act of God, fire, flood, severe weather conditions, act of governmental authority, labor difficulty, etc.) will not have an adverse affect on the level of the Index, or the manner in which it is calculated, and therefore, the value of the Notes.

The Notes include the risk of concentrated positions in one or more commodity sectors

The exchange-traded physical commodities underlying the futures contracts included in the Index from time to time are heavily concentrated in a limited number of sectors, particularly energy and agriculture. An investment in the Notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors. For example, approximately 35% of the component commodities of the Index are energy oriented. Accordingly, a decline in value of commodity futures traded in this sector would adversely affect the performance of the Index. Technological advances or the discovery of new oil reserves could lead to increases in worldwide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could lessen the demand for crude oil products and result in lower prices. Absent amendment of the Index to lessen or eliminate the concentration of existing energy contracts in the Index or to broaden the Index to account for such developments, the level of the Index, and hence the value of the Notes, could decline.

The Index will include futures contracts on foreign exchanges

The Index will include futures contracts on physical commodities on exchanges located outside the United States. The Index currently has not established any limits on the percentages of the commodities, by weight, traded on a non-U.S. exchange that can be included in the Index. The regulations of the CFTC do not apply to trading on foreign exchanges, and trading on foreign exchanges may involve different and greater risks than trading on United States exchanges. Certain foreign markets may be more susceptible to disruption than United States exchanges due to the lack of a government-regulated clearinghouse system. Trading on foreign exchanges also involves certain other risks that are not applicable to trading on United States exchanges. Those risks include: (a) exchange rate risk relative to the U.S. dollar; (b) exchange controls; (c) expropriation; (d) burdensome or confiscatory taxation; and (e) moratoriums, and political or diplomatic events. It will also likely be more costly and difficult to enforce the laws or regulations of a foreign country or exchange, and it is possible that the foreign country or exchange may not have laws or regulations which adequately protect the rights and interests of investors in the Index.

The Notes are linked to the Dow Jones-AIG Commodity IndexSM and not the Dow Jones-AIG Commodity Index Total ReturnSM

The Notes are linked to the Dow Jones-AIG Commodity IndexSM, and not the Dow Jones-AIG Commodity Index Total ReturnSM. The Dow Jones-AIG Commodity Index reflects returns that are potentially available through an unleveraged investment in the Index Components. The Dow Jones-AIG Commodity Index Total Return is a total return index which, in addition to reflecting the same returns of the Dow Jones-AIG Commodity Index, also reflects interest that could be earned on cash collateral invested in hypothetical three-month U.S. Treasury bills. Because the Notes are linked to the Dow Jones-AIG Commodity Index and not the Dow Jones-AIG Commodity Index Total Return, the return from an investment in the Notes will not reflect this total return feature.

Dow Jones & Company, Inc. (“Dow Jones”) in conjunction with AIG International Inc. (“AIGI”) may adjust the Index in a way that affects its level, and Dow Jones and AIGI have no obligation to consider your interests

Dow Jones in conjunction with AIGI is responsible for calculating and maintaining the Index. Dow Jones can add, delete or substitute the Index Components or make other methodological changes that could change the level of the Index. You should realize that the changing of the Index Commodities may affect the Index as a newly added Index Component may perform significantly better or worse than the Index Component it replaces. Additionally, Dow Jones may alter, discontinue or suspend calculation or dissemination of the Index. Any of these actions could adversely affect the value of the Notes. Dow Jones and AIGI have no obligation to consider your interests in calculating or revising the Index.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The level of the Index is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the level of the Index exceeds or does not exceed the Starting Value. However, if you choose to sell your Notes when the level of the Index exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the Index will continue to fluctuate until the Ending Value is determined.

Changes in the volatility of the Index are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Index increases or decreases, the trading value of the Notes may be adversely affected.

Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, the value of the Notes will decrease and, conversely, if United States interest rates decrease, the value of outstanding debt securities tends to increase. In addition, increases in United States interest rates may be decrease the level of the Index, which would generally tend to decrease the trading value of the Notes, and, conversely, decreases in United States interest rates may increase the level of the Index, which would generally tend to increase the trading value of the Notes.

As the time remaining to the stated maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on factors such as the level of interest rates and the level of the Index. This difference will reflect a “time premium” due to expectations concerning the level of the Index during the period before the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the level of the Index from the Starting Value to the Ending Value, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the level of the Index will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Purchases and sales by us and our affiliates may affect your return

Merrill Lynch Commodities, Inc., an affiliate of ours, and certain of our other affiliates will, from time to time, trade in some or all of the Index Commodities on a spot and forward basis and other contracts and products in or related to the Index Commodities (including futures contracts and options on futures contracts traded on futures exchanges in the United States and other countries, and commodity options and swaps). Also, we may issue or our affiliates may underwrite other financial instruments with returns indexed to the prices of the Index Commodities or the Index Components and derivative commodities. These trading and underwriting activities could affect the level of the Index in a manner that would be adverse to your investment in the Notes. With respect to any such activities, neither Merrill Lynch Commodities, Inc. nor any of our other affiliates has any obligation to take the needs of any buyers, sellers or holders of the Notes into consideration at any time.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Potential conflicts of interest could arise

MLPF&S, our subsidiary, is our agent for the purposes of determining the Starting Value and the Ending Value, and calculating the Supplemental Redemption Amount, if any. Under certain circumstances, MLPF&S as our subsidiary and in its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination whether the level of the Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Index. See the section entitled “Description of the Notes—Payment on the Maturity Date” and “—Discontinuance of the Index” in this pricing supplement. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Supplemental Redemption Amount, if any, due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

Tax consequences

You should consider the tax consequences of investing in the Notes. See “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior unsecured debt securities entitled “Medium-Term Notes, Series C” which is more fully described in the MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York has succeeded JPMorgan Chase Bank, N.A. as trustee under such indenture. The Notes will mature on April     , 2012. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is            .

The Notes will not be subject to redemption by ML&Co. or repayment at the option of any holder of the Notes before the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $10 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

On the maturity date, you will be entitled to receive a cash payment per unit equal to the Minimum Redemption Amount plus a Supplemental Redemption Amount, if any, as provided below.

The “Minimum Redemption Amount” per unit is $9.50.

The “Supplement Redemption Amount” per unit will be determined by the Calculation Agent and will equal:

$10 ×	Participation Rate ×	(	Ending Value – Starting Value	)
Starting Value

provided, however, that in no event will the Supplemental Redemption Amount be less than zero.

The “Starting Value” will equal the closing level of the Index on the Pricing Date, provided that if a Market Disruption Event occurs on that date, the Starting Value will be determined according to the Pricing Date Market Disruption Calculation described below. The Starting Value will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Ending Value” will equal the closing level of the Index on the fifth scheduled Index Business Day immediately preceding the maturity date (the “Valuation Date”), provided that if a Market Disruption Event occurs on that date, the Ending Value will be determined according to the Market Disruption Calculation described below.

The “Participation Rate” will be equal to 105%.

As a result of the foregoing, the Index will need to increase by at least 4.76% from the Starting Value to the Ending Value in order for you to receive an amount on the maturity date greater than or equal to the $10 original public offering price per unit. If the level of the Index does not change or does not increase sufficiently, you will receive less than the $10 original public offering price per unit. In no event, however, will you receive less than $9.50 per unit.

An “Index Business Day” means a day on which the NYSE, the AMEX and the Nasdaq are open for trading and the Index or any successor indices are calculated and published.

“Market Disruption Event” means one or more of the following events as determined by the Calculation Agent:

(1)	A material limitation, suspension, or disruption of trading in one or more Index Components which results in a failure by the exchange on which each applicable Index Component is traded to report an exchange published settlement price for such contract on the day on which such event occurs or any succeeding day on which it continues.

(2)	The exchange published settlement price for any Index Component is a “limit price”, which means that the exchange published settlement price for such contract for a day has increased or decreased from the previous day’s exchange published settlement price by the maximum amount permitted under applicable exchange rules.

(3)	Failure by the applicable exchange or other price source to announce or publish the exchange published settlement price for any Index Component.

(4)	A suspension of trading in one or more Index Components, for which the trading does not resume at least ten (10) minutes prior to the scheduled or rescheduled closing time.

(5)	Any other event, if the Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging.”

In the event a Market Disruption Event occurs on the Pricing Date, the Calculation Agent will establish an initial value for the Index (the “Initial Index Level”) and the Starting Value pursuant to the following “Pricing Date Market Disruption Calculation”:

(1)	With respect to each Index Component which is not affected by the Market Disruption Event (an “Unaffected Component”), both the Initial Index Level and the Starting Value will be based on the exchange published settlement price of such Unaffected Component on the Pricing Date.

(2)	With respect to each Index Component which is affected by a Market Disruption Event (an “Affected Component”):

(a)	the Calculation Agent will establish the Initial Index Level on the Pricing Date based on (i) the above-referenced settlement price of each Unaffected Component and (ii) the last exchange published settlement price for each Affected Component on the Pricing Date;

(b)	the Calculation Agent will adjust the Initial Index Level for purposes of determining the Starting Value based on the exchange published settlement price of each Affected Component on the first day following the Pricing Date on which no Market Disruption Event occurs with respect to such Affected Component. In the event that a Market Disruption Event occurs with respect to any Affected Component on each Index Business Day to and including the third scheduled Index Business Day following the Pricing Date, the Calculation Agent (not later than the fourth scheduled Index Business Day) will estimate the price of such Affected Component used to determine the Starting Value in a manner that the Calculation Agent considers commercially reasonable under the circumstances; and

(c)	the final pricing supplement made available in connection with sales of the Notes will set forth the Initial Index Level, a brief statement of the facts relating to the establishment of the Initial Index Level (including a description of the relevant Market Disruption Event(s)), and the Starting Value.

(3)	The Calculation Agent will determine the Initial Index Level by reference to the exchange published settlement prices or other prices determined in clauses (1) and (2), above, using the then current method for calculating the Index. The exchange on which a futures contract included in the Index is traded for purposes of the above definition means the exchange used to value such futures contract for the calculation of the Index.

In the event a Market Disruption Event has occurred on the Valuation Date, the Index level will be determined by the Calculation Agent pursuant to the following “Market Disruption Calculation”:

(1)	With respect to each Index Component which is not affected by the Market Disruption Event, the

Index level will be based on the exchange published settlement price on the Valuation Date.

(2)	With respect to each Index Component which is affected by the Market Disruption Event, the Index level will be based on the exchange published settlement price of each such contract on the first day following the Valuation Date on which no Market Disruption Event occurs with respect to such contract. In the event that a Market Disruption Event occurs with respect to any contract included in the Index on the Valuation Date and on each day to and including the second scheduled Index Business Day prior to maturity (the “Cut-Off Date”), the price of such contract used to determine the Ending Value will be estimated by the Calculation Agent in a manner which the Calculation Agent considers commercially reasonable under the circumstances.

(3)	The Calculation Agent shall determine the Index level by reference to the exchange published settlement prices or other prices determined in clauses (1) and (2), above, using the then current method for calculating the Index. The exchange on which a futures contract included in the Index is traded for purposes of the foregoing definition means the exchange used to value such futures contract for the calculation of the Index.

All determinations made by the Calculation Agent, absent a determination of manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Historical Payments

The following table illustrates, for a hypothetical Starting Value of 212.742 (the closing level of the Index on April 15, 2008) and a range of hypothetical Ending Values of the Index:

•	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;

•	the total amount payable on the maturity date for each Note;

•	the total rate of return on the Notes;

•	the pretax annualized rate of return to holders of the Notes; and

•	the pretax annualized rate of return of an investment in the Index.

The table below reflects the participation rate of 105%.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(1)	Pretax annualized rate of return of the Index (1)(2)
148.919	–30.00%	$9.50	–5.00%	–1.28%	–8.72%
159.557	–25.00%	$9.50	–5.00%	–1.28%	–7.06%
170.194	–20.00%	$9.50	–5.00%	–1.28%	–5.50%
180.831	–15.00%	$9.50	–5.00%	–1.28%	–4.02%
191.468	–10.00%	$9.50	–5.00%	–1.28%	–2.62%
202.105	–5.00%	$9.50	–5.00%	–1.28%	–1.28%
206.360	–3.00%	$9.50	–5.00%	–1.28%	–0.76%
212.742(3)	0.00%	$9.50(4)	–5.00%	–1.28%	0.00%
219.124	3.00%	$9.82	–1.85%	–0.47%	0.74%
222.869	4.76%(5)	$10.00	0.00%	0.00%	1.17%
223.379	5.00%	$10.03	0.25%	0.06%	1.22%
234.016	10.00%	$10.55	5.50%	1.34%	2.40%
244.653	15.00%	$11.08	10.75%	2.57%	3.52%
255.290	20.00%	$11.60	16.00%	3.75%	4.61%
265.928	25.00%	$12.13	21.25%	4.88%	5.66%
276.565	30.00%	$12.65	26.50%	5.96%	6.67%
287.202	35.00%	$13.18	31.75%	7.01%	7.65%
297.839	40.00%	$13.70	37.00%	8.03%	8.59%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from April 16, 2008 to April 16, 2012, a term expected to be equal to that of the Notes.
(2)	This rate of return assumes no transaction fees or expenses.
(3)	This is the hypothetical Starting Value, the closing level of the Index on April 15, 2008. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.
(4)	The amount you receive on the maturity date will not be less than $9.50 per unit.
(5)	The Index must increase by at least 4.76% from the Starting Value to the Ending Value in order for you to receive at least the $10 original public offering price per unit at maturity.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value and term of your investment.

Adjustments to the Index

If at any time Dow Jones and AIGI make a material change in the formula for or the method of calculating the Index or in any other way materially modifies the Index so that the Index does not, in the opinion of the Calculation Agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on Valuation Date, make any adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a level of a commodity futures index comparable to the Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the level of the Index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust the Index in order to arrive at a level of the Index as if it had not been modified.

Discontinuance of the Index

If Dow Jones or AIGI discontinues publication of the Index and Dow Jones, AIGI or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the Index (a “successor index”), then, upon the Calculation Agent’s notification of that determination to the trustee and ML&Co., the Calculation Agent will substitute the successor index as calculated by Dow Jones, AIGI or any other entity for the Index and calculate the Ending Value as described above under “—Payment on the Maturity Date”. Upon any selection by the Calculation Agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

In the event that Dow Jones or AIGI discontinues publication of the Index and:

•	the Calculation Agent does not select a successor index; or

•	the successor index is not published on the Valuation Date,

the Calculation Agent will compute a substitute level for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the Calculation Agent calculates a level as a substitute for the Index as described below, the successor index or level will be used as a substitute for the Index for all purposes, including the purpose of determining whether a Market Disruption Event exists.

If Dow Jones or AIGI discontinues publication of the Index before the Valuation Date and the Calculation Agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the determination of the Ending Value; and

•	a determination by the Calculation Agent that a successor index is available,

the Calculation Agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were the Valuation Date. The Calculation Agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

A “Business Day” is any day that is either (i) an Index Business Day or (ii) a day on which the applicable exchanges quoting the commodities futures contracts used to calculate a substitute level for the Index following a discontinuance, as discussed above, are open for trading.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each unit of the Notes, will be equal to the Minimum Redemption Amount and Supplemental Redemption Amount, if any, calculated as though the date of acceleration were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, as determined by reference to Reuters page FEDFUNDS1 under the heading “EFFECT”, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page FEDFUNDS1” means such page or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page FEDFUNDS1, such rate will be determined in accordance with the procedures set forth in the accompanying MTN prospectus supplement relating to the determination of the Federal Funds Rate in the event of the unavailability of Moneyline Telerate page 120.

THE INDEX

All disclosure contained in this pricing supplement regarding the Dow Jones–AIG Commodity IndexSM (the “Index”), including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available sources. The information reflects the policies of Dow Jones and AIGI as stated in these sources and these policies are subject to change at the discretion of Dow Jones and AIGI. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

The Index is a proprietary index that was created by Dow Jones and AIGI to provide a liquid and diversified benchmark for commodities investments. The Index was established on July 14, 1998 and is currently comprised of futures contracts (each, an “Index Component”) on nineteen physical commodities. A commodity futures contract is an agreement that provides for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price. The nineteen commodities that currently comprise the Index (the “Index Commodities”) are: aluminum; coffee; copper; corn; cotton; crude oil; gold; heating oil; lean hogs; live cattle; natural gas; nickel; silver; soybeans; soybean oil; sugar; unleaded gasoline; wheat; and zinc. Futures contracts included in the Index are currently listed for trading on the Chicago Board of Trade (the “CBOT”). The Index Commodities currently trade on United States exchanges, with the exception of aluminum, nickel and zinc, which trade on the London Metal Exchange (the “LME”). The actual futures contracts comprising the Index for 2008 are set forth below in the section entitled “—Annual Reweighting and Rebalancing of the Index”.

The Index tracks what is known as a rolling futures position, which is a position where, on a periodic basis, futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. An investor with a rolling futures position is able to avoid delivering underlying physical commodities while maintaining exposure to those commodities. The rollover for each Index Component occurs over a period of five DJ-AIG Business Days (as defined below) each month according to a pre-determined schedule.

The methodology for determining the composition and weighting of the Index and for calculating its level is subject to modification by Dow Jones and AIGI at any time. Currently, Dow Jones disseminates the Index level at approximately 15 second intervals from 8:00 a.m. to 3:30 p.m., New York time, and publishes a daily settlement price for the Dow Jones-AIG Commodity Index at approximately 5:00 p.m., New York time, on each DJ-AIG Business Day on Bloomberg page DJAIG.

A “DJ-AIG Business Day” means a day on which the sum of the Commodity Index Percentages (as described below under “—Annual Reweighting and Rebalancing of the Dow Jones-AIG Commodity Index”) for the Index Commodities that are open for trading is greater than 50%.

The Index is computed on the basis of hypothetical investments in the basket of commodities included in the Index. The Index was created using the following four main principles:

Economic Significance: To achieve a fair representation of a diversified group of commodities to the world economy, the Index uses both liquidity data and dollar-weighted production data in determining the relative quantities of included commodities. The Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Index also relies on production data as a useful measure of the importance of a commodity to the world economy.

Diversification: In order to avoid being subjected to micro-economic shocks in one commodity or sector, diversification rules have been established and are applied annually and in addition, the Index is rebalanced annually a price-percentage basis in order to maintain diversified commodities exposure over time.

Continuity: The Index is intended to provide a stable benchmark so that there is confidence that historical performance data is based on a structure that bears some resemblance to both the current and future composition of the Index.

Liquidity: The inclusion of liquidity as a weighting factor helps to ensure that the Index can accommodate substantial investment flows.

Designated Contracts for each Index Commodity

A futures contract known as a Designated Contract is selected by the Dow Jones-AIG Oversight Committee (the “Oversight Committee”) for each Index Commodity. With the exception of several LME contracts, where the Oversight Committee believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for an Index Commodity, the Oversight Committee selects the futures contract that is traded in North America and denominated in United States dollars. If more than one of those contracts exists, the Oversight Committee will select the most actively traded contract. Data concerning this Designated Contract will be used to calculate the Index. The termination or replacement of a futures contract on an established exchange occurs infrequently. If a Designated Contract were to be terminated or replaced, a comparable futures contract would be selected, if available, to replace that Designated Contract. The Designated Contracts for the Index Commodities eligible for inclusion in the Index are traded on the CBOT, the LME, the Coffee, Sugar & Cocoa Exchange (the “CSCE”), the Commodities Exchange (the “COMEX”), the New York Cotton Exchange (the “NYCE”) and the New York Mercantile Exchange (the “NYMEX”) and are as follows:

Index Commodity	Designated Contract and Price Quote	Current Weighting of Designated Contract(1)	Exchange	Units
Aluminum	High Grade Primary Aluminum $/metric ton	7.40%	LME	25 metric tons

Coffee	Coffee “C” cents/pound	2.66%	CSCE	37,500 lbs

Copper	High Grade Copper(2) cents/pound	7.38%	COMEX	25,000 lbs

Corn	Corn cents/bushel	6.42%	CBOT	5,000 bushels

Cotton	Cotton cents/pound	2.42%	NYCE	50,000 lbs

Crude Oil	Light, Sweet Crude Oil $/barrel	13.31%	NYMEX	1,000 barrels

Gold	Gold $/troy oz.	6.82%	COMEX	100 troy oz.

Heating Oil	Heating Oil cents/gallon	4.06%	NYMEX	42,000 gallons

Lean Hogs	Lean Hogs cents/pound	2.89%	CME	40,000 lbs

Live Cattle	Live Cattle cents/pound	4.04%	CME	40,000 lbs

Natural Gas	Henry Hub Natural Gas $/mmbtu	13.77%	NYMEX	10,000 mmbtu

Nickel	Primary Nickel $/metric ton	2.44%	LME	6 metric tons

Silver	Silver cents/troy oz.	2.73%	COMEX	5,000 troy oz.

Soybeans	Soybeans cents/bushel	7.28%	CBOT	5,000 bushels

Soybean Oil	Soybean Oil cents/pound	2.99%	CBOT	60,000 lbs

Sugar	World Sugar No. 11 cents/pound	3.18%	CSCE	112,000 lbs

Unleaded Gasoline	Reformulated Gasoline Blendstock for Oxygen Blending cents/gallon	3.76%	NYMEX	42,000 gallons

Wheat	Wheat cents/bushel	4.05%	CBOT	5,000 bushels

Zinc	Special High Grade Zinc $/metric ton	2.39%	LME	25 metric tons

(1)	Reflects the approximate weightings as of April 15, 2008 of the nineteen commodities currently included in the Index.
(2)	The Index uses the high grade copper contract traded on the COMEX Division of the NYMEX for Copper contract prices and LME volume data in determining the weighting for the Index.

Commodity Groups

For purposes of applying the diversification rules discussed above and below, each of the eligible Index Commodities are assigned to “Commodity Groups”. The Commodity Groups, their respective weightings and the commodities of each group as of April 15, 2008 are as follows:

Commodity Group:		Commodities:	Commodity Group:		Commodities:
Energy	(34.89%)	Crude Oil Heating Oil Natural Gas Unleaded Gasoline	Softs	(8.26%)	Coffee Cotton Sugar

Base Metals	(19.62%)	Aluminum Copper Nickel Zinc	Precious Metals	(9.55%)	Gold Silver

Grains	(17.75%)	Corn Soybeans Wheat	Vegetable Oil	(2.99%)	Soybean Oil

Livestock	(6.93%)	Lean Hogs Live Cattle

Annual Reweighting and Rebalancing of the Index

The Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings and the recalculation of the composition of the Index are determined each year in June by AIGFP and such determination is reviewed by the Oversight Committee at a meeting in June or July. Once approved by the Oversight Committee, the new composition of the Index is announced in July following that meeting, and takes effect in the month of January immediately following that announcement. The Oversight Committee was established by Dow Jones and AIGI to assist with the operation of the Index. The composition of the Index for 2008 was approved by the Oversight Committee at a meeting held in August 2007 and became effective in January 2008.

The relative weightings of the component commodities included in the Index are determined annually according to both liquidity and dollar-adjusted production data in two-thirds and one-third shares, respectively. Each June, for each commodity designated for potential inclusion in the Index, liquidity is measured by the commodity liquidity percentage (the “CLP”) and production is measured by the commodity production percentage (the “CPP”). The CLP for each commodity is determined by taking a five-year average of the product of the trading volume and the historic United States dollar value of the Designated Contract for that commodity, and dividing the result by the sum of the products for all commodities which were designated for potential inclusion in the Index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic United States dollar value of the Designated Contract, and dividing the result by the sum of the production figures for all the commodities which were designated for potential inclusion in the Index. The CLP and CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (the “CIP”) for each commodity. The CIP is then adjusted in accordance with the diversification rules described below in order to determine the commodities which will be included in the Index and their respective percentage weights.

To ensure that no single commodity or commodity sector dominates the Index, the following diversification rules are applied to the annual reweighting and rebalancing of the Index as of January of the applicable year:

•	No related group of commodities designated as a Commodity Group (e.g., energy, precious metals, livestock or grains) may constitute more than 33% of the Index;

•	No single commodity may constitute less than 2% or more than 15% of the Index;

Following the annual reweighting and rebalancing of the Index in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentage set forth above.

Following application of the diversification rules discussed above, the CIPs are incorporated into the Index by calculating the new unit weights for each Index Commodity. On the fourth Business Day of the month of January following the calculation of the CIPs, the CIPs are combined with the settlement prices of all of the commodities to be included in the Dow Jones-AIG Commodity Index for such day to create the Commodity Index Multiplier (the “CIM”) for each of the commodities. These CIMs remain in effect throughout the ensuing year. As a result, the observed price percentage of each commodity included in the Index will float throughout the year, until the CIMs are reset the following year based on new CIPs.

The following is a list of the Index Commodities included in the Dow Jones-AIG Commodity Index for 2008, as well as their respective CIMs for 2008:

The Dow Jones-AIG Commodity Index Commodity	2008 Commodity Dow Jones-AIG Commodity Index Multiplier (“CIM”)
Crude Oil	5.105325830
Natural Gas	57.150826250
Soybeans	22.478359320
Aluminum	0.106457810
Live Cattle	190.253659030
Gold	0.315970880
Corn	44.731043800
Copper	82.543489260
Wheat	19.180988660
Lean Hogs	168.465689070
Unleaded Gasoline	56.536350290
Heating Oil	54.360155330
Cotton	132.431569280
Coffee	84.120443000
Sugar	1,031.608740520
Zinc	0.044883150
Soybean Oil	204.039942230
Nickel	0.003650760
Silver	6.554428580

Computation of the Index

The Index is calculated by Dow Jones, in conjunction with AIGI by applying the impact of the changes to the prices of the Index Components (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Index is a mathematical process whereby the CIMs for the commodities included in the Index Components are multiplied by the prices for the Index Components. These products are then summed. The percentage change in this sum is then applied to the prior level of the Index to calculate the current level of the Index.

Historical Data on the Index

The following table sets forth the closing levels of the Index at the end of each month, in the period from January 2003 through March 2008. This historical data on the Index should not be taken as an indication of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2003	2004	2005	2006	2007	2008
January	118.644	137.620	146.821	173.669	166.094	192.286
February	122.526	146.445	156.886	162.234	171.013	215.521
March	113.171	150.837	162.094	165.194	171.963	201.598
April	112.360	148.046	152.294	175.767	173.215
May	118.821	150.436	150.727	176.679	172.723
June	115.788	144.034	152.885	173.235	169.671
July	116.395	146.414	159.330	178.032	172.446
August	120.898	143.556	170.816	170.876	165.566
September	120.898	153.175	178.249	159.957	178.250
October	126.571	155.549	166.516	166.817	183.524
November	126.087	153.406	166.402	175.214	177.247
December	135.269	145.604	171.149	166.509	184.964

The following graph sets forth the historical performance of the Index presented in the preceding table. Past movements of the Index should not be taken as an indication of the future performance of the Index. On April 15, 2008, the closing level of the Index was 212.742.

License Agreement

Dow Jones, AIGI and MLPF&S have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use the Dow Jones in connection with certain securities, including the Notes. ML&Co. is an authorized sub-licensee under the license agreement.

The license agreement among Dow Jones, AIGI and MLPF&S provides that the following language must be set forth in this pricing supplement:

““Dow Jones,” “AIG®,” “Dow Jones-AIG Commodity IndexSM” and “DJ-AIGCISM” are service marks of Dow Jones & Company, Inc. (“Dow Jones”) and American International Group, Inc. (“American International

Group”), as the case may be, and have been licensed for use for certain purposes by ML&Co. The Notes based on the Dow Jones-AIG Commodity IndexSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG International Inc. (“AIGI”), American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIGI, American International Group, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in the Notes.

The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates. None of Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the Notes particularly. The only relationship of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates to ML&Co. is the licensing of certain trademarks, trade names and service marks and of the Dow Jones-AIG Commodity Index, which are determined, composed and calculated by Dow Jones in conjunction with AIGI without regard to ML&Co. or the Notes. Dow Jones and AIGI have no obligation to take the needs of ML&Co. or the owners of the Notes into consideration in determining, composing or calculating the Dow Jones-AIG Commodity Index. None of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. None of Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to holders of the Notes, in connection with the administration, marketing or trading of the Notes. Notwithstanding the foregoing, AIGI, American International Group and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by ML&Co., but which may be similar to and competitive with the Notes. In addition, American International Group, AIGI and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-AIG Commodity Index), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-AIG Commodity Index and the Notes.

This pricing supplement relates only to the Notes and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones-AIG Commodity Index components. Investors in the Notes should not conclude that the inclusion of a futures contract in the Dow Jones-AIG Commodity Index is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates. The information in this pricing supplement regarding the Dow Jones-AIG Commodity Index components has been derived solely from publicly available documents. None of Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-AIG Commodity Index components in connection with the Notes. None of Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-AIG Commodity Index components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-AIG COMMODITY INDEX OR ANY DATA INCLUDED THEREIN AND NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-AIG COMMODITY INDEX OR ANY DATA INCLUDED THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-AIG COMMODITY INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY

AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, AIGI AND ML&CO., OTHER THAN AMERICAN INTERNATIONAL GROUP.”

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, entities that are classified as partnerships, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), persons whose functional currency is not the United States dollar, persons subject to the alternative minimum tax, or persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes. It also does not deal with holders other than original purchasers. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used in this pricing supplement, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation (or other entity treated as a corporation) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be characterized and treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to characterize and treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this characterization and tax treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization and tax treatment of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization and tax treatment of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization and treatment of the Notes for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be characterized and treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the Notes are not in fact characterized and treated as debt instruments of ML&Co. for United States federal income tax purposes, then the United States federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been characterized and treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

On June 11, 1996, the Treasury Department issued final regulations (the “CPDI Regulations”) concerning the proper United States federal income tax treatment of contingent payment debt instruments such as the Notes, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the

Notes. In general, the CPDI Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a conventional non-contingent payment debt instrument. Specifically, the CPDI Regulations generally require a U.S. Holder of this kind of instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The CPDI Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States federal income tax purposes.

In particular, solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. has determined that the projected payment schedule for the Notes will consist of payment on the maturity date of a projected amount (the “Projected Redemption Amount”) equal to $             per unit of the Notes. This represents an estimated yield on the Notes equal to     % per annum, compounded semi-annually. Accordingly, during the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note’s adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes, a Note’s adjusted issue price will equal the Note’s issue price (i.e., $10.00 per unit of the Notes), increased by the interest previously accrued on the Note. At maturity of a Note, in the event that the actual amount payable on the maturity date (the “Actual Redemption Amount”) exceeds $             per unit of the Notes (i.e., the Projected Redemption Amount), a U.S. Holder will be required to include the excess of the Actual Redemption Amount over $             per unit of the Notes (i.e., the Projected Redemption Amount) in income as ordinary interest on the maturity date. Alternatively, in the event that the Actual Redemption Amount is less than $             per unit of the Notes (i.e., the Projected Redemption Amount), the amount by which the Projected Redemption Amount (i.e., $             per unit of the Notes) exceeds the Actual Redemption Amount will be treated (a) first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the maturity date occurs to the extent of the amount of that includible interest and (b) then, to the extent of the amount of interest previously included in income by the U.S. Holder with respect to a Note, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions. Any remaining portion of the Projected Redemption Amount (i.e., $             per unit of the Notes) in excess of the Actual Redemption Amount that is not treated as an interest offset or an ordinary loss pursuant to the foregoing rules will be treated as a capital loss (which will be long-term if the Note has been held for more than one year as of the maturity date). In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchases) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Upon the sale or exchange of a Note prior to the maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon that sale or exchange and the U.S. Holder’s adjusted tax basis in the Note as of the date of disposition. A U.S. Holder’s adjusted tax basis in a Note generally will equal the U.S. Holder’s initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the CPDI Regulations will be treated as original issue discount.

The projected payment schedule (including both the Projected Redemption Amount and the estimated yield on the Notes) has been determined solely for United States federal income tax purposes (i.e., for purposes of applying the CPDI Regulations to the Notes), and is neither a prediction nor a guarantee of what the actual amount payable on the maturity date will be, or that the actual amount payable on the maturity date will even exceed $9.50 per unit of the Notes.

All prospective investors in the Notes should consult their own tax advisors concerning the application of the CPDI Regulations to their investment in the Notes. Investors in the Notes may also obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes, by submitting a written request for that information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432, corporatesecretary@exchange.ml.com.

Hypothetical Table

The following table sets forth the amount of interest that would be deemed to have accrued with respect to each $10.00 principal amount per unit of the Notes during each accrual period over an assumed term of four years for the Notes based upon a hypothetical projected payment schedule for the Notes (including both a hypothetical Projected Redemption Amount and a hypothetical estimated yield equal to 4.1020% per annum (compounded semi-annually)) as determined by ML&Co. for purposes of illustrating the application of the CPDI Regulations to the Notes as if the Notes had been issued on April 25, 2008 and were scheduled to mature on April 25, 2012. The following table is for illustrative purposes only. The actual projected payment schedule for the Notes (including both the actual Projected Redemption Amount and the actual estimated yield) will be determined by ML&Co. on the Pricing Date and will depend upon actual market interest rates (and thus ML&Co.’s borrowing costs for debt instruments with comparable maturities) as of that date. The actual projected payment schedule for the Notes (including both the actual Projected Redemption Amount and the actual estimated yield) and the actual tax accrual table will be set forth in the final pricing supplement delivered in connection with sales of the Notes.

Accrual Period	Interest deemed to accrue on Notes during accrual period (per unit)	Total interest deemed to have accrued on Notes as of end of accrual period (per unit)
April 25, 2008 through October 25, 2008	$0.2057	$0.2057
October 26, 2008 through April 25, 2009	$0.2093	$0.4150
April 26, 2009 through October 25, 2009	$0.2136	$0.6286
October 26, 2009 through April 25, 2010	$0.2180	$0.8466
April 26, 2010 through October 25, 2010	$0.2225	$1.0691
October 26, 2010 through April 25, 2011	$0.2270	$1.2961
April 26, 2011 through October 25, 2011	$0.2317	$1.5278
October 26, 2011 through April 25, 2012	$0.2364	$1.7642

Hypothetical Projected Redemption Amount = $11.7642 per unit of the Notes.

Unrelated Business Taxable Income

Section 511 of the Internal Revenue Code of 1986, as amended (the “Code”), generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual’s death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup Withholding

Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met).

This type of a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligations in connection with the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover page of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

EXPERTS

The consolidated financial statements incorporated by reference in this pricing supplement from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch & Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated by reference in this pricing supplement (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INDEX OF CERTAIN DEFINED TERMS

Business Day	PS-17
Calculation Agent	PS-6
Ending Value	PS-4
Index	PS-1
Index Business Day	PS-4
Market Disruption Event	PS-13
Minimum Redemption Amount	PS-4
Notes	PS-1
Participation Rate	PS-4
Pricing Date	PS-3
Projected Redemption Amount	PS-27
Starting Value	PS-4
successor index	PS-17
Supplemental Redemption Amount	PS-4
Valuation Date	PS-4

                    Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

95% Principal Protected Notes

Linked to the Dow Jones–AIG Commodity IndexSM

due April     , 2012

(the “Notes”)

$10 original public offering price per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

April     , 2008